UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Metalline Mining Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

591257100
(CUSIP Number)

Justin Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 2401 E. 2nd Avenue, #600 Denver, CO 80206 (303) 302-9035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 591257100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 591257100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 591257100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 591257100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael S. Barish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.      Security and Issuer.

   The name of the issuer is Metalline Mining Company, a Nevada corporation (the "Issuer"). The address of the Issuer’s offices is 1330 E. Margaret Ave., Coeur d’Alene, ID 83815. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.01 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c) and (f)  This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership ("Lazarus Partnership").

   Lazarus Management Company LLC, a Colorado limited liability company ("Lazarus Management"), is the general partner of Lazarus Partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partnership. Justin B. Borus ("Mr. Borus") and Michael S. Barish (“Mr. Barish”) are the managing members of Lazarus Management. As a result, Messrs. Borus and Barish may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management. The foregoing should not be construed in and of itself as an admission by Lazarus Management or Messrs. Borus or Barish as to beneficial ownership of the shares owned by Lazarus Partnership.

   The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 2401 E. 2nd Avenue, #600, Denver, Colorado 80206. Messrs. Borus and Barish are United States citizens.

  The principal business of Lazarus Partnership is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Messrs. Borus and Barish is investment management.

  (d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

   The funds used for the acquisition of the Common Stock came from working capital of Lazarus Partnership.  No borrowed funds were used to purchase the Common Stock.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof, Lazarus Partnership may be deemed to be the beneficial owner of an aggregate of 3,000,000 shares of Common Stock.

   Lazarus Management, as the managing partner of Lazarus Partnership, may be deemed to have voting control and investment discretion over securities owned by Lazarus Partnership.

   Messrs. Borus and Barish, as the managing members of Lazarus Management, may also be deemed to beneficially own the shares of Common Stock beneficially owned by Lazarus Partnership.

   The foregoing should not be construed in and of itself as an admission by Lazarus Management or Messrs. Borus or Barish as to beneficial ownership of the shares owned by Lazarus Partnership.

   (b)  Lazarus Partnership may be deemed to hold the shared power to vote and to dispose of the 3,000,000 shares of Common Stock described in (a) above. Messrs. Borus and Barish and Lazarus Management may be deemed to hold the shared power to vote and to dispose of the 3,000,000 shares of Common Stock described in (a) above, which represents approximately 8.10% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of approximately 37,053,733 shares of Common Stock outstanding as of June 12, 2007, as per the Issuer’s Quarterly Report on Form 10-QSB, filed on June 18, 2007.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days:  On June 18, 2007, Lazarus Partnership acquired 1,250,000 shares of Common Stock pursuant to the exercise of a warrant to purchase 1,250,000 shares of Common Stock at an exercise price of $1.25 per share.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit A:  Joint Filing Agreement, dated as of August 3, 2007, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC, Justin B. Borus and Michael S. Barish.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2007

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

/s/ Michael S. Barish
Michael S. Barish

EXHIBIT A

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Metalline Mining Company, a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 3, 2007

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

/s/ Michael S. Barish
Michael S. Barish

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